Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the shareholders of Osisko Development Corp. (the “Corporation”) will be held on June 23, 2026, at 1:30 p.m. (Eastern Time). The Meeting will be held at First Canadian Place, 100 King St W, Suite 3400, Toronto, Ontario, M5X 1A4, for the following purposes:

1.	To receive the audited financial statements of the Corporation for the year ended December 31, 2025, together with the report of the auditor thereon;

2.	To elect the directors of the Corporation for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP (“PwC”), a partnership of Chartered Professional Accountants, as the Corporation’s independent auditor for the fiscal year ending December 31, 2026 and to authorize the directors to fix its remuneration;

4.	To consider and, if deemed appropriate, pass a special resolution, the full text of which is set forth in the accompanying management information circular (the “Circular”), approving an amendment to the Articles of the Corporation to change the province of the Corporation’s registered office from the Province of Québec to the Province of Ontario (the “Registered Office Resolution”);

5.	To consider and, if deemed appropriate, pass a special resolution, the full text of which is set forth in the Circular, approving the change of name of the Corporation to “Osisko Gold Group Inc.” (the “Name Change Resolution”); and

6.	To transact such further or other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

IMPORTANT

You are entitled to vote at the Meeting and any postponement(s) or adjournment(s) thereof if you owned common shares of the Corporation at the close of business on May 11, 2026. For information on how you may vote, please refer to Part 1 of the Circular.

To be effective, the form of proxy or voting instruction form (the “VIF”), as applicable, must be completed and returned in accordance with the instructions provided in the Circular no later than 1:30 p.m. (Eastern Time) on June 19, 2026 or, in the event the Meeting is postponed or adjourned, 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time to which the Meeting is postponed or adjourned.

NOTICE AND ACCESS

The Corporation has decided to use the Notice and Access rules adopted by the Canadian Securities Administrators to reduce the volume of paper with respect to materials distributed for the purpose of the Meeting. Instead of receiving the Circular, shareholders will receive a notice with instructions on how to access the remaining Meeting materials online together with the form of proxy or VIF, as the case may be. The Circular and other relevant materials are available on SEDAR+ (www.sedarplus.ca), on EDGAR (www.sec.gov), under the “Investors” section of the Corporation’s website (https://osiskodev.com/investors/) and on the TSX Trust Company webhosting site (https://docs.tsxtrust.com/2355). Shareholders are advised to review the Meeting materials prior to voting. If you have questions about Notice and Access, you can call our transfer agent, TSX Trust Company, toll-free at 1-866-600-5869 or write an email to tsxtis@tmx.com.

Any shareholder who wishes to receive a paper copy of the Meeting materials may, at no cost, request such printed copies by emailing the request to tsxtis@tmx.com or calling 1-866-600-5869 toll-free and following the instructions provided. If a paper copy of the Meeting materials is required, we recommend sending the request as soon as possible and, in any case, requests should be received at least five (5) business days prior to the proxy deposit date and time set out in the accompanying form of proxy or VIF in order to receive the Meeting materials in advance of such date and the Meeting date. Note that if you request a paper copy of the Circular, you will not receive a new form of proxy or VIF. You should keep the original form sent to you in order to vote.

Your participation is important to us, and we encourage you to exercise your vote by completing the form of proxy or VIF prior to the Meeting, even if you expect to attend. In the event you cannot participate at the Meeting, we urge you to express your support by voting, using your proxy in advance of the Meeting, on the various proposals that will be put forward at the Meeting, which are further described in the Circular.

Montréal, Québec, May 11, 2026.

By Order of the Board of Directors,

“Sean Roosen”

Sean Roosen

Chair of the Board of Directors and
Chief Executive Officer

2026 Management Information Circular

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